Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Metro Bancorp, Inc.

(File No. 001-36852)

Additional Information About the Merger and Where to Find It

In connection with the proposed merger between F.N.B. Corporation and Metro Bancorp, Inc., F.N.B. will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of F.N.B. and Metro and a Prospectus of F.N.B., as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF F.N.B. CORPORATION AND METRO BANCORP, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents F.N.B. and Metro have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents Metro has filed with the SEC may be obtained by contacting Investor Relations (Sherry Richart), Metro Bancorp, Inc., 3801 Paxton Street, Harrisburg, PA 17111, telephone: (717) 412-6301.

F.N.B. and Metro and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Metro in connection with the merger. Information concerning such participants’ ownership of Metro common stock, as well as any other interest they may have in the merger, will be set forth in the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

F.N.B. Corporation

Investor Presentation Conference Call

August 4, 2015 at 2:00 PM Eastern

CORPORATE PARTICIPANTS

Matt Lazzaro, Investor Relations

Vince Delie, President and Chief Executive Officer

Vince Calabrese, Chief Financial Officer

PRESENTATION

Operator

Good day and welcome to the F.N.B. Corporation investor presentation conference call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I would now like to turn the conference over to Matt Lazzaro. Please go ahead.

Matt Lazzaro

Hello and thank you for joining us today as we discuss the announced merger of Metro Bancorp, Inc. and F.N.B. Corporation.

On today’s call, we will make some forward-looking statements. Any statement that isn’t a description of historical fact is probably forward-looking, and these statements are subject to many risks and uncertainties. Our actual performance may fall short of our expectations, or we may take actions different from those we currently anticipate. Factors that may cause actual results to differ from expectations or that may cause us to deviate from our current plans are detailed in our SEC filings, including our quarterly reports on our Form 10-Q and our annual report on our Form 10-K as well as our various other SEC reports.

Specific risks in today’s presentation include whether shareholders of Metro Bancorp, Inc., approve the proposed transaction, whether regulatory approvals are granted, the timing of the closing, whether F.N.B. Corporation has accurately predicted transaction acquisition and consolidation expenses and revenues, the timing and amount of savings from consolidation, expected earnings of both companies, management’s ability to effectively convert data systems and otherwise integrate the two institutions, and satisfaction of customary closing conditions between the parties.

Before we discuss the details of the proposed merger I would like to remind those on the call that the merger will require the approval of Metro Bancorp’s shareholders.

This call is not a recommendation in favor of a vote on the transaction or the issuance of F.N.B. Corporation shares in the transaction, nor is it a solicitation of proxies in connection with any such vote. F.N.B. Corporation and Metro Bancorp, Inc. will file a proxy statement prospectus and other relevant documents with the SEC in connection with the merger and the related shareholders votes.

Today’s call does not constitute an offer to sell or a solicitation of an offer to buy any securities. We are not soliciting proxies today, and we are not making a recommendation as to how shareholders should vote on the transactions. Shareholders of both institutions are advised to read the definitive joint proxy statement when it becomes available as well as any other relevant documents filed with the SEC.

A copy of today’s presentation is available on our corporate website in the Investor Relations and Shareholder Services section under tab “About Us” at fnbcorporation.com. A reply of this call will be available until August 10, and a transcript and the webcast link will be posted to the same location of our corporate website.

With that, I will now turn the call over to Vince Delie, President and Chief Executive Officer.

Vince Delie

Welcome to our conference call to discuss F.N.B.’s merger with Metro Bancorp, Inc. Joining me today is Vince Calabrese, our Chief Financial Officer, Gary Guerrieri, our Chief Credit Officer, and John Williams, President of First National Bank of Pennsylvania.

I will begin by highlighting the strategic benefits of this exciting opportunity. Vince Calabrese will then provide commentary on our due diligence process and key financial assumptions before opening the call up for any questions.

Earlier this morning, F.N.B. Corporation and Metro Bancorp jointly announced the signing of a definitive merger agreement. Metro Bancorp, Inc. is the holding company for Metro Bank and is the largest bank headquartered in the Greater Harrisburg area. On a proforma basis, the addition of Metro to F.N.B.’s existing franchise creates the largest regional bank in Pennsylvania and the second largest bank headquartered in the state by both market capitalization and total assets, with more than 300 locations companywide.

The planned merger of Metro Bank adds critical mass in F.N.B.’s existing capital region. This region consists of 14 counties in Central and Eastern Pennsylvania, and provides F.N.B. with a number of key strategic benefits. These benefits include adding scale and market share to manage the ever-increasing regulatory burden and competitive climate, creating a larger platform to cross-sell ancillary products with the enhanced ability to deepen relationships and pursue larger clients, and creating long-term shareholder value through this financially attractive transaction.

Given the size of this transaction, F.N.B. would move from the number 10 to the number 3 retail deposit share in the Harrisburg-Carlisle MSA, with $1.4 billion in total deposits. In addition to the Harrisburg market, Metro provides meaningful scale in the Lancaster, Reading, and York markets. The combination also moves the company’s overall Pennsylvania deposit share ranking into the top five.

We believe this transaction presents tremendous cross-sell opportunities with access to approximately 45,000 commercial prospects and a population of over two million. F.N.B. has a solid foundation in place in Central Pennsylvania to effectively leverage the greatly expanded retail branch channel that has a customer base with a median household income of nearly $60,000. Wealth management, insurance, private banking, and treasury management all have previously established teams in the region and will begin to benefit immediately from the newly expanded customer base. In addition to our experience in successfully integrating 11 bank acquisitions since 2005, we will employ key management personnel from Metro to assist in the integration.

We view the terms of this transaction to be financially attractive, meeting our previously announced M&A criteria for EPS accretion, tangible book value recoupment, and internal rates of return. We anticipate this transaction to be accretive to operating earnings per share in the first full year after closing. In addition to the revenue synergies I mentioned earlier, our combined organization will benefit from a number of expense measures leading to improved efficiency. On the revenue side, we expect to drive growth through a more diversified and robust fee-income stream, an expanded market presence, and increased number of opportunities to leverage F.N.B.’s comprehensive product set.

Referring to our recent expansion strategy slide, you will see a detailed acquisition history beginning in 2005. F.N.B.’s expansion into Central — into the Central Pennsylvania area began nearly ten years ago with the acquisition of Legacy Bank. Since that time, we have continued to build out our presence through standalone branch acquisitions, whole bank acquisitions such as Omega Bank, and de novo expansion. The Metro transaction represents our 12th acquisition in the last ten years, and the 8th acquisition in Pennsylvania over this same period. Metro will add $2.0 billion in loans and $2.4 billion in deposits, and, on a pro-forma basis, F.N.B. will have total assets of approximately $20 billion and total deposits in Pennsylvania of nearly $12 billion.

With that, I will turn call over to Vince Calabrese for his remarks.

Vince Calabrese

Thanks, Vince. I would also like to reiterate how excited we are to welcome the Metro employees and customers to F.N.B.

Let’s start with the transaction overview. We have a 100 percent stock transaction with a fixed exchange ratio of 2.373 times for the Metro common shareholders. We have completed our extensive detailed due diligence and are targeting a close for the first quarter of 2016, subject to customary regulatory approvals and the approval of Metro’s shareholders.

I’d like to touch on our detailed due diligence process. Consistent with our prior acquisitions, we completed a thorough and methodical review of all areas. This is our sixth completed transaction since 2012, and our M&A strategy remains unchanged as we continue to adhere to a disciplined approach in evaluating opportunities and integrating acquisitions. We believe that the seamless integrations accomplished with the recent acquisitions in Maryland, Pittsburgh, and Cleveland provide solid evidence of the core competency F.N.B. has developed in evaluating and combining banks into F.N.B. During the process, our due diligence team builds detailed business plans from the bottom up, focused on the risks and opportunities in revenues and costs over a five-year period. Regarding some of the risks and opportunities, our team conducted an extensive credit review. We had very good coverage on the commercial portfolio throughout our process, and our very experienced team fully re-underwrote over 80 percent of the total commercial loan portfolio. Combined with our review of the consumer loan portfolio, our credit due diligence generated a 4.9 percent mark for the total loan portfolio.

Regarding some of the financial assumptions, Metro brings an attractive deposit base, with a favorable low-cost deposit mix and a loan-to-deposit ratio that provides ample room to fund loan growth throughout our footprint. We expect to achieve 40 percent cost savings from synergies in operations, given Metro’s current efficiency ratio of around 70 percent. One-time expenses for the transaction are expected to be approximately $50 million. Bottom line, we have estimated 4 percent earnings per share accretion for 2017, the first full year of operation.

As Vince mentioned in his comments, IRR is one of the important metrics used throughout our evaluation process. Our assumptions include our total capital investment and result in a return of over 20 percent for this transaction.

If you’ll turn your attention to the capital slide in the deck, we provided the standalone ratios at June 30, and the third column includes the acquisition’s proforma results for the end of 2015. As you can see, the standalone and proforma regulatory capital ratios are within a reasonable range of our levels at June 30, 2015, and remain well capitalized. We expect to recoup tangible book value dilution in a period of less than five years using the crossover method and less than five months on a proforma earnings basis.

In addition to IRR, we focused on the earnings and capital impacts in our evaluation process. As you can see on the transaction pricing slide, this transaction compares favorably based on the pricing multiples for tangible book value, core deposit premium, and the last twelve months’ earnings.

With that, I’ll now turn the call back over to Vince Delie.

Vince Delie

Thank you, Vince. We are very excited about the merger with Metro Bancorp and the new opportunities that it creates in Central Pennsylvania. This transaction fits the criteria we established in 2012 when we performed a strategic assessment of our M&A strategy and presented it to our Board of Directors. The transaction has multiple strategic benefits and provides F.N.B. with a significant platform in an attractive market to drive organic growth. We believe this merger will create long-term value for our shareholders and will further enhance F.N.B.’s favorable position. I will now turn the call over to the operator for any questions.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question-and-answer session. To ask a question, you may press star, then 1 on your telephone keypad. If you are using a speaker phone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then 2. Once again, pressing star, then 1 will allow you to ask a question. At this time, we will pause momentarily to assemble our roster.

Our first question comes today from Bob Ramsey with FBR.

Andrew Karp

Hey, good afternoon. This is actually Andrew Karp on the line for Bob. Could you just — could you maybe give us a littler background on the Metro model and how it compares to F.N.B. at present?

Vince Delie

Yeah, there are some distinct differences. I think everyone understands their model. Their model is based upon convenience. They provide a very high level of customer service. The company is very consumer oriented, so the retail delivery channel that they deploy — honestly, I’ve driven around and evaluated the locations, they sit primarily in A locations. They had adopted the ld Commerce model, so the branches themselves, the physical plant, is very well laid out, very thoughtful approach to integrating certain services in the branches, so they have a model that really accommodates transactions in those branches. Having said that, they also operated with extended hours, and they operate seven days a week. We have made significant investments in technology, we continue to adopt and change to the current climate, and I think when you — when you look at the model that Metro ran that Commerce had adopted, it was really in existence before the advent of many of the technological changes that have occurred. So while certain elements of that model will continue to operate, we’re thinking that there’s opportunity to operate a little more efficiently, deploy the technology that we have, and still provide the consumers with the actually, 24-hour banking capabilities on multiple platforms.

The other aspect of this is we think that they’re a tremendous consumer bank. They have a very strong customer base. They have a very solid sticky core set of deposits. There’s [inaudible] balances, they’re significant, and I think that that marries well with our core competency, which, I believe as a commercial bank, we are outstanding, and those two pieces together make for a pretty powerful company. I also believe that we have a very skilled set of employees in the market, and we have a number of product areas that I mentioned in my prepared comments that will provide us with significant synergies from the start. They — mortgage, for example, they pretty much abandoned their effort in the mortgage arena. We have made significant investments there, so we’ll be able to leverage that customer base to drive the income. Insurance, wealth management, private banking, there are a whole host of areas where we have people in the field, in the market at our regional headquarters in Harrisburg that can be deployed to help generate revenue.

So, those are the primary differences in the models, and I think together it makes for a pretty outstanding company with significant scale.

Andrew Karp

Okay, that’s some really good detail. Thank you. And just on the branch hours, would you expect to bring those in line with the current F.N.B. hours? And, if so, is that included in your 40 percent cost-save estimate?

Vince Delie

There are some adjustments to hours included in our cost saves. I wouldn’t — I will tell you that we did not go as far as making their model meet our model. There’s some compromise there, because there are some aspects of what they do that we believe will be additive to our effort, but there are certainly adjustments from an expense standpoint that are included in our model.

Andrew Karp

Okay. That’s great. Thank you.

Operator

The next question comes from Preeti Dixit with JP Morgan

Preeti Dixit

Hi. Good afternoon, everyone.

Vince Delie

Hi, Preeti.

Vince Calabrese

Hi, Preeti

Preeti Dixit

Just to kind of follow up on the cost-save question, could you give us a couple of more specifics on what that number contemplates, then, in terms of rationalizing the branch footprint, and then what base are you using for Metro’s expenses, Vince?

Vince Delie

I’ll let Vince C. tackle that.

Vince Calabrese

Sure. If you look at their most recently quarterly earnings, their non-interest expense base is $25 million, so that’s — if you kind of annualize that, that is the expense base that’s in there. I think that the — the 40 percent comes out of a few things. I mean, their efficiency ratio runs in the low 70 percent right now. I think that’s a combination of the extended hours, but it’s also a function of when they did — Metro did split from Commerce. They had to create meaningful arrangements with vendors to support their systems and basically had to no longer use the back office of Commerce; so they had to sign multiple vendor contracts, and, there’s opportunity there for us to terminate some of those contracts, leverage our contracts that we’ve been focusing on quite a bit the last two years to renegotiate and to build in better tiered pricing that will allow us to benefit by combining the organization and getting the increased scale that Vince talked about.

So it’s really — it’s really a combination of fronts. I think that the point Vince made earlier, there’s some reduction in the hours in the 40 percent, but it’s not all the way to our level, and, they’ve done a great job running their branches, and, we want to take the time to really work with them to study the flows branch by branch and, make sure that we’re being smart about what the hours should be going forward, just to make the most out of the investment that we’ve made here. And I would say that the expense base, in total, was about $93 [million], $95 million that was in the model.

Vince Delie

Preeti, the one thing we do very well is we manage the expense takeouts to the penny. So, we have a very detailed plan, we’ve analyzed the numbers, we spent a good deal putting together our strategy, and we will execute that strategy. So, I’m confident we’ll get there.

Preeti Dixit

Okay, that’s helpful. And just in terms of the timing, Vince, on those cost saves being recognized?

Vince Delie

There’s actually — there’s — in the model, we had phased the cost saves in over a period of time. I believe, Vince —

Vince Calabrese

Yeah, 75 percent phase-in in year one, Preeti, and then 100 percent in 2017; So the first year we typically get about 75 percent in that first year, and then by 2017, once kind of everything’s in place, 100 percent thereafter.

Preeti Dixit

Okay, got it. And then what are the dollars of interchange that go away at Metro, tied to Durbin?

Vince Calabrese

Durbin, well, it’s a 45 percent reduction. If you look at — their kind of base number coming in was around $15 million, and that comes down to about $8 1⁄2 [million], and it’s just — it’s a 45 percent factor, and that’s baked into our modeled earnings.

Preeti Dixit

Okay. Perfect. And just the 3 percent tangible book value dilution calc, does that include the one-time costs, which, I guess, are from just the vendor contracts and things that you talked about.

Vince Calabrese

Yes, that would include everything. It would include the marks, the credit mark, the one-time costs. That would be inclusive of everything.

Preeti Dixit

All right. Thanks for all the color.

Vince Calabrese

Sure. Thank you.

Operator

Once again, as a reminder, if you would like to ask a question, please press star, then 1. At this time, this concludes our question-and-answer session. I would like to turn the conference back over to management for any closing remarks.

CONCLUSION

Vince Delie

Well, once again, thank you. We appreciate your time, and we’re very excited about this opportunity. We’re excited about deploying our products and services with the combined entity and picking up 135,000 households that will benefit from a deeper product set. So a very exciting opportunity for us, and, again, thank you for spending time with us and calling in. And we look forward to conversion and execution. So thank you.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.